UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February, 2015

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SUBMISSION FOR APPROVAL OF BUSINESS OPERATION PLANS FOR THE FISCAL YEAR ENDING MARCH 31, 2016

On February 27, 2015, the registrant and its wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation, announced that they have submitted their business operation plans for the fiscal year ending March 31, 2016 (collectively, the “Plans”) to the Minister for Internal Affairs and Communications of Japan for approval. Attached hereto are the English translations of the Plans and the related press releases. The financial information included in the Plans was prepared on the basis of accounting principles generally accepted in Japan and, accordingly, will not be directly comparable to the financial information included in the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2014, which was prepared on the basis of accounting principles generally accepted in the United States.

The earnings projections of the registrant and its subsidiaries included in the press releases and the Plans contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Yasutake Horinouchi
Name:	Yasutake Horinouchi
Title:	Vice President
Investor Relations Office

Date: February 27, 2015

February 27, 2015

Company Name: Nippon Telegraph and Telephone Corporation
Representative: Hiroo Unoura, President and Chief Executive Officer
(Code No.: 9432, First section of Tokyo Stock Exchange)

Submission for Approval of Business Operation Plan

for the Fiscal Year Ending March 31, 2016

Nippon Telegraph and Telephone Corporation (“NTT”) and its wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation (“NTT East”) and Nippon Telegraph and Telephone West Corporation (“NTT West”), today submitted their respective business operation plans for the fiscal year ending March 31, 2016 to the Minister for Internal Affairs and Communications for approval.

For more details, please see the attached press releases by NTT, NTT East and NTT West.

For further inquiries, please contact:

Tatsuya Watanabe or Yuta Kosuge
Investor Relations Office
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Phone: +81-3-6838-5481
Fax: +81-3-6838-5499

This English text is a translation of the Japanese original. The Japanese original is authoritative.	February 27, 2015

Submission for Approval of Business Operation Plan

for the Fiscal Year Ending March 31, 2016

Nippon Telegraph and Telephone Corporation (“NTT”) today submitted its business operation plan for the fiscal year ending March 31, 2016 to the Minister for Internal Affairs and Communications for approval.

For more information, please contact:

Business Planning Group

Corporate Strategy Planning Department

Nippon Telegraph and Telephone Corporation

E-mail: jigyou@hco.ntt.co.jp

The information and communications services network and environment are bringing about changes in industry structure and every aspect of people’s lives, as seen in the enhancement of the broadband communications environment, including FTTH and LTE, the rapid proliferation of smartphones, tablets and other devices, and the growing use of social media and cloud computing. The use of ICT by a number of service providers in the information and communications services market is becoming more widespread, as is the use of information and communications to generate innovative new services that will contribute to greater economic growth and the vitalization of local economies driven by the Tokyo Olympics and Paralympics, and also to work to resolve Japan’s anticipated social issues, such as the low birthrate and aging population. At the same time, security threats have emerged, as can be seen in the increase in incidents of cyber-terrorism, and the role of information and communications services in achieving the secure and reliable operation of social systems and enriching people’s lifestyles is becoming increasingly important.

To help ensure that universal services are maintained amid this evolving information and communications environment, NTT intends to provide all necessary advice, coordination, and other assistance to Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation (the “regional companies”). NTT will also endeavor to promote research and development in information communications technology, which serves as a foundation for telecommunications.

In addition, NTT announced the “Hikari Collaboration Model” in May 2014 pursuant to the announcement of NTT Group’s “Towards the Next Stage” strategy in November 2012 aimed at promoting initiatives to create a variety of services and business opportunities. Each NTT Group company, including the regional companies, will continue to pursue a B2B2C model by working to reform its own business model and collaborating with a variety of service providers as a Value Partner that customers continue to select. As NTT undertakes these initiatives, it intends to continue to ensure fair competitive conditions under the existing legal framework, as it has done thus far. In addition to these measures, NTT will also work to increase corporate value by actively expanding its global business and engaging in management directed at the development of NTT Group as a whole.

Based on these fundamental concepts, in the management of its business operations for the fiscal year ending March 31, 2016, NTT will aim to grow its businesses by actively developing global business and strengthening the profitability of its network services, while also striving for business growth by supporting the creation of new services through the Hikari Collaboration Model. NTT will seek to ensure the stable development of its operations in the future, and to return the fruits of these efforts to customers, shareholders and the community at large by building an advanced broadband network, creating a variety of services, and engaging in research and development activities that will strengthen open innovation and generate the technology and human capital to support a new business model.

1

Based on the concepts outlined above, pursuant to the business operation plan for the fiscal year ending March 31, 2016, NTT expects to manage its business by prioritizing the following activities, and doing so in a flexible manner so as to respond to changes in the business environment.

1. Advice, coordination, and other assistance

NTT will aim to exercise appropriate shareholder rights and provide all necessary advice, coordination and other assistance to its regional companies to ensure the maintenance of high-quality and stable universal services. Such assistance will include planning and coordination relating to the quality and upgrading of telecommunications networks, deployment of control and coordination capabilities in the event of natural disasters and other emergencies, efficient financing, and formulation of policies for material procurement.

NTT will support the efforts of each NTT Group company, including the regional companies, to streamline their business operations and expand their business opportunities, and will assist with the development of human capital that will form the core of NTT Group as well as compliance with applicable regulations.

2. Promotion of basic research and development

NTT Group will work to harmonize network platform technologies, technologies that provide a basis for new services and applications, as well as general advanced and basic technologies, while at the same time accelerating innovation and collaboration. Through these undertakings, NTT Group will focus its efforts on higher value-added research and development, as well as continue to be actively involved in expansion and standardization activities, such as participating in research and development activities in collaboration with other research and development institutions and in technology exchanges both in Japan and abroad.

NTT will seek to further increase research efficiency and ensure the continuous execution of basic research and development efforts through revenues generated from the use of such efforts, and the bearing of related expenses on an ongoing basis, by the regional companies and other NTT Group companies.

2

Specifically, NTT will give priority to the following areas of NTT’s research and development activities:

(1) Infrastructure-related research and development

In order to develop an information network infrastructure to “connect” everything under the concepts of “smart,” “simple” and “sustainable,” NTT Group will undertake research and development concerning future network technology. Specifically, NTT will pursue research and development aimed at the realization of a network co-created with service providers on network simplification technology using NFV (Network Function Virtualization) and other software, and “service chaining” technology that enables the selective use of multiple network services by users. NTT will also pursue research and development that supports disaster-resistant networks as well as research and development directed toward realizing common network platforms usable in different services and fields, such as strengthening the relationship between fixed-line and mobile communications and further convergence of telephone and IP networks.

(2) User-related research and development

With a view toward creating advanced services that enrich the lives of and provide comfort to customers, NTT Group plans to undertake research and development in technologies that integrate telecommunications and computer technology, such as media processing, personalization, cloud services and security. Specifically, NTT Group will promote research and development in the following technologies: next-generation video codec technology on which development is being carried out for use in 4K/8K video, data analysis technology to provide services in accordance with the user’s circumstances and intentions, cloud platform technology that enables the efficient use of networks in data centers and flexible links between on-premise and public clouds, and security-related technology, such as SIEM (Security Information and Event Management) platforms, to counteract cyberattacks.

NTT also intends to engage in activities that provide support to other companies, universities and other institutions with the goal of raising the cybersecurity skill level in all industries while simultaneously developing security experts within NTT Group.

3

(3) Research and development in basic technologies

NTT is committed to contributing to the innovative development of information and telecommunications in Japan to ensure a leading position in technology research that will support the future of telecommunications. To fulfill these commitments, NTT will undertake research and development activities in basic technologies. Specifically, this will include research in areas such as: wearable biosensing technology such as “hitoe,” a performance material capable of measuring biometric information, and optical devices and integrated nanophotonics technologies that enable ultra-compact 100Gbps digital coherent transceivers. NTT will also pursue research on innovative principles and new concepts, including quantum computer-related technology that exceeds current information processing capabilities; a broad range of cutting-edge materials, including nitride semiconductors and grapheme, and nanobiology; and a scientific analysis of the human sensory, physical and emotional mechanisms related to communications.

The following table presents an overview of NTT’s capital investment plan for the above-mentioned activities.

4

Table

Capital Investment Plan for

the Fiscal Year Ending March 31, 2016

(Billions of yen)

Item	Expected investment
1. R&D facilities	18
2. Other facilities	3
Total	21

5

Attachment 1

(Reference)

Revenues and Expenses Plan for

the Fiscal Year Ending March 31, 2016

	(Billions of yen	)

Item	Amount
Revenues
Operating revenues	417	*
Non-operating revenues	28
Total revenues	445
Expenses
Operating expenses	136
Non-operating expenses	32
Total expenses	168
Recurring profit	277

Note: * This includes revenues from basic R&D of 102 billion yen and revenues from Group management and other sources of 19 billion yen.

6

Attachment 2

(Reference)

Planned Sources and Applications of Funds for

the Fiscal Year Ending March 31, 2016

(Billions of yen)

Item	Amount
Sources:
Operational:	392
Operating revenues	364
Non-operating revenues	28
Financial:	571
Long-term loans and bonds	283
Other financial income	288
Estimated consumption tax receipts	12
Balance brought forward from previous fiscal year	10
Total	985
Applications:
Operational:	140
Operating expenses	111
Non-operating expenses	29
Financial:	713
Capital investments	21
Other financial expenses	692
Account settlement expenses	115
Provisional consumption tax payments	7
Balance carried forward to following fiscal year	10
Total	985

7

Business Operation Plan for the Fiscal Year Ending March 31, 2016

February 27, 2015

1. Basic Concepts of the Business Operation Plan for the Fiscal Year Ending March 31, 2016

Pursuant to NTT Group’s “Towards the Next Stage” strategy announced in 2012, each NTT Group company, including the regional companies, will create a variety of services and business opportunities as a “Value Partner” that customers continue to select. NTT will also work to increase corporate value by actively expanding its global business and engaging in management directed at the development of NTT Group as a whole.

In the management of its business operations for the fiscal year ending March 31, 2016, NTT will aim to grow its businesses by expanding new businesses of each NTT Group company and strengthening the profitability of its network services, while striving for business growth by supporting the creation of new services through the Hikari Collaboration Model. In addition to building an advanced broadband network and creating a variety of services, NTT will engage in research and development activities that will strengthen open innovation and generate the technology and human capital to support a new business model.

Business Operation Plan for the Fiscal Year Ending March 31, 2016 1 Copyright© 2015 Nippon Telegraph and Telephone Corporation

2. Revenues and Expense Plan

(Billions of yen)

FY2014 FY2015 plan

forecast* Change from previous

fiscal year

Operating Revenues 412.0 [±0] 417.0 5.0

Revenues from Group management 19.0 [±0] 19.0 ±0

and other sources

Revenues from basic R&D 106.0 [±0] 102.0 (4.0)

Revenues from transfer of research 5.0 [±0] 5.0 ±0

results and other sources

Revenues from commissioned 7.0 [±0] 8.0 +1.0

research

Dividends received 275.0 [±0] 283.0 +8.0

Operating Expenses 140.0 [±0] 136.0 (4.0)

Operating Income 272.0 [±0] 281.0 +9.0

Other Income (Expenses) (4.0) [±0] (4.0) ±0

Recurring Profit 268.0 [±0] 277.0 +9.0

*Figures in brackets [ ] represent the change from the original forecast.

Business Operation Plan for the Fiscal Year Ending March 31, 2016 2 Copyright© 2015 Nippon Telegraph and Telephone Corporation

3. Capital Investment Plan and

Planned Sources and Applications of Funds

? Capital Investment Plan (Billions of yen)

FY2014 FY2015 plan Change from previous

revised forecast* fiscal year

R&D Facilities 18.0 [(1.0)] 18.0 ±0

Other Facilities 3.0 [±0] 3.0 ±0

Total 21.0 [(1.0)] 21.0 ±0

*	Figures in brackets [ ] represent the change from the original forecast.

? Planned Sources and Applications of Funds (Billions of yen)

FY2015 plan

Sources 985.0

Long-term loans and bonds 283.0

Applications 985.0

Long-term loans and bonds 438.0

Business Operation Plan for the Fiscal Year Ending March 31, 2016 3 Copyright© 2015 Nippon Telegraph and Telephone Corporation

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

Accounting policies used to determine the figures in this presentation are consistent with those used to prepare financial statements in accordance with accounting principles generally accepted in Japan.

“FY” in this material indicates the fiscal year ending March 31 of the succeeding year.

Business Operation Plan for the Fiscal Year Ending March 31, 2016 4 Copyright© 2015 Nippon Telegraph and Telephone Corporation

This English text is a translation of the Japanese original. The Japanese original is authoritative.	February 27, 2015

Submission for Approval of Business Operation Plan

for the Fiscal Year Ending March 31, 2016

Nippon Telegraph and Telephone East Corporation (“NTT East”) today submitted its business operation plan for the fiscal year ending March 31, 2016 to the Minister for Internal Affairs and Communications for approval.

For inquiries, please contact:

Corporate Strategy Planning Department

Nippon Telegraph and Telephone East Corporation

Tel: +81-3-5359-2997

Information and communications services have become an essential part of the infrastructure of socio-economic activity. These services are expected to make significant contributions to increasing the convenience of people’s daily lives and the vitalization of local economies, while also improving corporate efficiency, creating new businesses and enhancing industry-wide international competitiveness.

The information and communications market is growing due to an increasing shift to broadband services and globalization. The market is undergoing structural changes beyond the existing framework, including fixed-mobile convergence, cloud computing and smart TV development, penetration of high-speed wireless and Wi-Fi compatible devices, such as smartphones and tablet devices, and widespread use of applications that enable free phone calls and messaging. Regional telecommunications markets are also changing dramatically, with intensifying competition in broadband access facilities and services centered around the shift to fiber-optic access, and increasing offloading needs due to the expansion of the volume of data communications. New services that leverage a variety of wireless devices are also expanding, which in turn leads to diversification in the way that customers are using these devices.

Amid such a difficult and volatile business environment, as a carrier with an important leadership role in the information and communications industry, NTT East will aim to continue to provide high-quality, stable universal services, work to develop a disaster-resistant information and communications network and to promptly restore services in times of large-scale natural disasters and other calamities in order to ensure their reliability as part of the social infrastructure, and respond to network migration appropriately. NTT East will do this while striving to ensure that it strictly abides by the requirements of fair competition and seeking to secure a stable and solid foundation for its business, as well as complying with applicable regulations.

Furthermore, NTT East will endeavor to contribute to the further enrichment and sustained development of society by enhancing the broadband and ubiquitous network environment and further expanding fiber-optic access. NTT East intends to achieve these objectives by offering services and products that leverage the advantages of the next-generation network (“NGN”), as well as offering customer-friendly pricing options with long-term appeal, and by using information communication technology (“ICT”) to confront the various economic and social issues facing Japan, such as the low birthrate and aging population, and achieving a low-carbon society.

With regard to the management of its business operations for the fiscal year ending March 31, 2016, amid the continuing economic recovery resulting from a positive economic growth cycle, NTT East plans to continue expanding and promoting the use of fiber-optic access, and aims to achieve the upgrade and expansion of its broadband network environment through the NGN on the basis described above. These objectives will be achieved through the creation of new uses for ICT that are closely connected to daily domestic life and community activities, the enhancement of the ICT environment through, among other things, the use of Wi-Fi, and the development and provision of services for business users.

NTT East plans to offer an even wider range of services for IP telephony and video services, including maintenance and support for network infrastructure. As an “accessible, full-service ICT company,” NTT East at the same time aims to develop and provide a variety of high value-added and user-friendly services designed to provide customers and local communities with a sense of security, safety and convenience, including new services created through further collaboration with companies in diverse industries, and to further improve customer services. In addition, NTT East will provide service providers in a wide range of fields with fair and equal services on the basis of its world-class network through the Hikari Collaboration Model, as well as support a variety of value creation opportunities.

At the same time, NTT East will also take steps to ensure steady business growth into the future by further increasing operating efficiency and reinforcing its management base. NTT East will strive to return the results of these measures to customers, the local community and, through its holding company, to its shareholders.

NTT East plans to manage its business in the fiscal year ending March 31, 2016 on the basis of the above outlined concepts, emphasizing the items outlined below, while maintaining the flexibility needed to respond to changes in the business environment.

1. Voice transmission services

(1) Telephone subscriptions

NTT East will aim to respond promptly to all demands for telephone subscriptions, including the relocation of existing lines. The number of subscriptions is projected to total approximately 9.60 million by the end of the fiscal year ending March 31, 2016.

Item	Planned number (subscriptions)
Additional installations	(0.84 million	)
Relocations	1.05 million

(2) Social welfare telephones

As social welfare programs continue to expand and develop, social demand for welfare-oriented telecommunications services has increased. In response to this need, NTT East plans to continue to promote the provision of welfare-oriented products, such as its “Silver Phone series” (“Anshin” (relief), “Meiryo” (clearness), “Hibiki” (sound) and “Fureai” (communication)).

Item	Planned number (units)
Silver Phones
Anshin (relief)	1,300
Meiryo (clearness)	0

(3) Public telephones

NTT East plans to continue to meet the minimum requirements for providing a public means of communication and review its plan with respect to underutilized public telephones. NTT East will also strive to continue to improve convenience by, among other things, publicizing the locations of public telephones in order to promote their increased usage and to prepare for disasters and other emergencies.

Item	Planned number (units)
Public telephones	(6,000)

(4) Integrated digital communications services

The numbers of INS-Net 64 and INS-Net 1500 subscriber lines are projected to total approximately 1,222,000 and 18,000, respectively, by the close of the fiscal year ending March 31, 2016.

Item	Planned number (circuits)
INS-Net 64 subscriber lines	(155,000)
INS-Net 1500 subscriber lines	(1,000)

2. Data transmission services

To respond to the increasing demand for broadband services, NTT East will endeavor to expand its fiber-optic access services by targeting services unique to fiber-optic technologies, such as Hikari Denwa and video services, and will aim to provide a wide range of other services.

Item	Planned number (contracts)
FLET’S Hikari*	0.40 million

*	Figures for FLET’S Hikari include subscribers to the Hikari Collaboration Model.

3. Leased circuit services

Subscriptions for conventional leased circuits and high-speed digital transmission circuits are projected to total approximately 113,000 and 60,000, respectively, by the close of the fiscal year ending March 31, 2016.

Item	Planned number (circuits)
Conventional leased circuits	(4,000)
High-speed digital transmission circuits	(7,000)

4. Telegraph services

NTT East will conduct maintenance of its systems in order to promote the enhancement and operational efficiency of its telegraph services.

5. Improvements and advances in telecommunications facilities

(1) Optical access network

NTT East plans to promote the efficient shift to the use of fiber optics in its access network in response to, among other things, the demand for broadband services.

Item	Planned number (million fiber km)
Optical subscriber cables	1.3

(Coverage rate at the end of the fiscal year ending March 31, 2016 is expected to be 95%*.)

*	Represents the percentage of wiring points (feeder points) that will be shifted to fiber optics.

(2) Telecommunications network

In its telecommunications network, NTT East will aim to upgrade network services and improve network efficiency, among other things, while continuing its efforts to meet demand for broadband services.

(3) Disaster prevention measures

NTT East expects to take necessary measures in response to disasters. Such measures would include disaster prevention measures to prepare for damage to telecommunications equipment and facilities, securing lines for emergency communications, strengthening its organizational structure for crisis management and restoring systems in the event of large-scale disasters, and supporting information distribution after a disaster.

(4) Underground installation of transmission cables

In order to improve the reliability of communications facilities, ensure safe and pleasant roads and other transit areas, and enhance the appearance of the urban landscape, NTT East will work, in coordination with the national and local governments and with other companies, to install transmission cables underground.

(5) Facility maintenance

NTT East will aim to provide stable and high-quality services by conducting cable maintenance and replacement, and by ensuring quality customer services, safe operations, harmonization with the social environment and stabilization of communications systems.

NTT East will seek to minimize costs by making full use of existing equipment and facilities in improving and upgrading its communications facilities.

6. Promotion of research and development activities

In order to further stabilize and strengthen its management base and to provide better communication services to its customers, NTT East will continue to promote research and development in network systems and access systems, with the aim of advancing the NGN and other telecommunications networks. In addition, in order to offer customers more choices while providing a range of safe and convenient services through telecommunications networks, NTT East will also conduct research and development in such areas as communication devices, cloud platforms, security, and in new market development including, among other things, value-added businesses utilizing telecommunications networks.

The following tables present an overview of the business plans for the above principal services and capital investment plans.

Table 1

Principal Services Plan for the Fiscal Year Ending March 31, 2016

Type of service	Plan
Voice transmission services
Telephone subscriptions
Additional installations	(0.84 million) subscriptions
Relocations	1.05 million subscriptions
Social welfare telephones (Silver Phones)	1,400 units
Public telephones	(6,000) units
Integrated digital communications services
INS-Net 64 subscriber lines	(155,000) circuits
INS-Net 1500 subscriber lines	(1,000) circuits
Data transmission services
FLET’S Hikari*	0.40 million contracts
Leased circuit services
Conventional leased circuits	(4,000) circuits
High-speed digital transmission circuits	(7,000) circuits

*	Figures for FLET’S Hikari include subscribers to the Hikari Collaboration Model.

Table 2

Capital Investment Plan for the Fiscal Year Ending March 31, 2016

(Billions of yen)

Item	Expected investment
1. Expansion and improvement of services	278	*
(1) Voice transmission	142
(2) Data transmission	21
(3) Leased circuits	114
(4) Telegraph	1
2. Research and development facilities	2
3. Common facilities and others	20
Total	300

*	This figure includes approximately 110 billion yen to be invested in the fiber-optic access network.

Attachment 1

(Reference)

Revenues and Expenses Plan for the Fiscal Year Ending March 31, 2016

(Billions of yen)

Item	Amount
Revenues
Operating revenues	1,726
Voice transmission	617
Data transmission	273
Leased circuits	495
Telegraph	13
Others	328
Non-operating revenues	6
Total revenues	1,732
Expenses
Operating expenses	1,606
Operating costs	1,181
Taxes and dues	74
Depreciation	351
Non-operating expenses	6
Total expenses	1,612
Recurring profit	120

Attachment 2

(Reference)

Planned Sources and Applications of Funds

for the Fiscal Year Ending March 31, 2016

(Billions of yen)

Item	Amount
Sources:
Operational:	1,862
Operating revenues	1,856
Non-operating revenues	6
Financial:	0
Proceeds from issuance of long-term loans and bonds	0
Other financial income	0
Estimated consumption tax receipts	136
Balance brought forward from previous fiscal year	90
Total	2,088
Applications:
Operational:	1,400
Operating expenses	1,394
Non-operating expenses	6
Financial:	360
Capital investments	300
Other financial expenses	60
Account settlement expenses	77
Provisional consumption tax payments	108
Balance carried forward to following fiscal year	143
Total	2,088

<Reference>

Revisions to Business Results Forecasts for the Fiscal Year Ending March 31, 2015 (the Sixteenth Term)

NTT East will revise its business results forecasts for the fiscal year ending March 31, 2015 (the Sixteenth Term), which were announced on November 7, 2014 (second quarter earnings announcement for the fiscal year ending March 31, 2015), as follows.

	(Billions of yen)

	Before revision	After revision	Change
Operating revenues	1,771	1,771	—
Operating income	90	100	+10
Recurring profit	103	111	+8
Net income	62	62	—

Business Operation Plan for the Fiscal Year Ending March 31, 2016

February 27, 2015

Nippon Telegraph and Telephone East Corporation (“NTT East”)

The forward-looking statements and projected figures concerning the future performance of NTT East, its parent company (NTT) and their respective subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT East in light of information currently available to it regarding NTT East, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT East, NTT and their respective subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

Accounting policies used to determine the figures in this presentation are consistent with those used to prepare financial statements in accordance with accounting principles generally accepted in Japan.

*	“FY” in this material indicates the fiscal year ending March 31 of the succeeding year.

Basic Concepts of the Business Operation Plan for the Fiscal Year Ending March 31, 2016

As a carrier with an important leadership role in the information and communications industry, NTT East will aim to continue to provide high-quality, stable services and work to develop a disaster-resistant information and communications network in order to ensure their reliability as part of the social infrastructure. Furthermore, NTT East will endeavor to contribute to the further enrichment and sustained development of society by using information communication technology (“ICT”) to confront the various social issues facing Japan, such as the low birthrate and aging population.

NTT East plans to continue expanding fiber-optic access, and aims to achieve the upgrade and expansion of its broadband network environment. NTT East also plans to offer an even wider range of services for IP telephony and video services, including maintenance and support for network infrastructure, and will develop and provide customers with high value-added and user-friendly services through further collaboration with companies in diverse industries. In addition, NTT East will provide service providers in a wide range of fields with fair and equal services on the basis of its world-class network through the Hikari Collaboration Model, as well as support a variety of value creation opportunities.

NTT East aims to further improve customer services, while taking steps to ensure steady business growth into the future, by further increasing operating efficiency and building a stable and stronger management base. NTT East will strive to return the results of these measures to customers, the local community and, through its holding company, to its shareholders.

1

Service Plan and Capital Investment Plan

Service Plan (net increase) (10,000 subscriptions)

Item FY2014 FY2015 plan Change from

revised forecast1 previous fiscal year

FLET’S Hikari2 30 [±0] 40 +10

Fixed-line telephone (100) [+10] (100) ±0

(Telephone subscription + ISDN3)

Notes: 1. Figures in brackets [ ] represent the change from the original forecast.

2. Figures for FLET’S Hikari include subscribers to the Hikari Collaboration Model.

3. One INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

Capital Investment Plan (Billions of yen)

Item FY2014 FY2015 plan Change from

revised forecast1 previous fiscal year

Capital investment 320.0 [±0] 300.0 (20.0)

Note: 1. Figures in brackets [ ] represent the change from the original forecast.

2

Revenues and Expenses Plan

(Billions of yen)

Change from

FY2014 revised Change

forecasts previously FY2015 plan

forecast announced on from previous

November 7, 2014 fiscal year

Operating revenues 1,771.0 ±0 1,726.0 (45.0)

Voice + IP-related 1,338.0 +7.0 1,301.0 (37.0)

revenues

Voice transmission services 467.0 +3.0 425.0 (42.0)

revenues

IP-related revenues 871.0 +4.0 876.0 +5.0

Other (leased circuit, 433.0 (7.0) 425.0 (8.0)

commissioned, etc.)

Operating expenses 1,671.0 (10.0) 1,606.0 (65.0)

Personnel expenses 100.0 (2.0) 100.0 ±0

General expenses 1,085.0 (8.0) 1,031.0 (54.0)

Depreciation expenses, etc. 486.0 ±0 475.0 (11.0)

Operating income 100.0 +10.0 120.0 +20.0

Other income (expenses) 11.0 (2.0) 0 (11.0)

Recurring profit 111.0 +8.0 120.0 +9.0

3

This English text is a translation of the Japanese original. The Japanese original is authoritative.	February 27, 2015

Submission for Approval of Business Operation Plan

for the Fiscal Year Ending March 31, 2016

Nippon Telegraph and Telephone West Corporation (“NTT West”) today submitted its business operation plan for the fiscal year ending March 31, 2016 to the Minister for Internal Affairs and Communications for approval.

For further information, please contact:

Business Management Unit,

Corporate Strategy Planning Department

Nippon Telegraph and Telephone West Corporation

Tel: +81-6-4793-3371

Information and communications services are expected to make significant contributions to the invigoration and increased efficiency of social and economic activities, improvements in lifestyle convenience and the vitalization of local economies. Accordingly, the government and the private sector are working in partnership to achieve the development of a ubiquitous broadband network society in which there is an advanced level of utilization of information communication technology (“ICT”). Moreover, the information and telecommunications market is undergoing a structural change as a result of the shift to broadband and globalization, as well as the spread of smartphones, tablets and social media. The market is catering to increasingly sophisticated and diversified needs by, among other things, expanding platform services and cloud services. Regional telecommunications markets are also undergoing significant changes, such as the convergence of fixed and mobile services, and of telecommunications and broadcasting, and the introduction of new services as a result of the use of a diverse range of wireless devices. This is due in part to an increase in competition not only between the providers of fiber-optic access services and cable television-based broadband services but also between the various services made available by faster mobile connections.

Within this challenging and dramatically changing business environment, NTT West is striving to promote the smooth migration to optical, IP-based networks and enhance the fiber-optic access network that is the backbone of broadband services, as well as continue to provide high-quality, stable universal services. NTT West also aims to contribute to the development of fair telecommunications markets and promote applied research and development to ensure the reliability and public utilization of telecommunications services. While rigorously ensuring fair terms of competition within the current legal framework as well as encouraging thorough compliance, NTT West will also aim to realize a broadband and ubiquitous network environment that will enable customers to connect “anytime, anywhere and with anyone or anything” and “in comfort, safety and with peace of mind.” NTT West will achieve this by offering an open next-generation network (“NGN”) that utilizes the unique characteristics of fiber optics and by expanding its Wi-Fi platform. At the same time, NTT West will endeavor to contribute to the development of an information distribution society and the creation of a new lifestyle by expanding the use of fiber-optic services, including the provision of various lower-rate plans that match each customer’s patterns of usage, and a variety of other services.

These are the basic concepts that underlie the business plan for the fiscal year ending March 31, 2016. In its broadband services, NTT West expects to provide a more comfortable, safer and more secure NGN. In addition, NTT West will strive to provide customers with greater convenience by developing Hikari Denwa services that make use of fiber-optic access lines, video distribution services and services for corporate users, as well as by creating new services through the fair and equal provision of the Hikari Collaboration Model to, and promotion of collaborations with, a variety of service providers. NTT West also plans to maintain its community-oriented sales activities in order to respond to customers’ opinions and requests in an appropriate and timely manner, improving both the range and quality of services and contributing to the development of local communities. In conjunction with this, and in recognition of its responsibilities as an operator of social infrastructure, NTT West will aim to contribute to the creation of a safe and secure society by seeking to ensure the stable provision of its broadband access, Hikari Denwa and other services, attempting to prevent equipment failures, strengthening facilities countermeasures in preparation for possible large-scale disasters, responding vigorously to restore service in times of disaster, and bringing all of its group resources to bear on activities and services that will earn the continued trust of its customers. Amid a difficult business environment, NTT West will strive to continue to improve the efficiency of its operations so as to maintain profitability.

NTT West will work to lay the foundations for the stable development of its business into the future by proactively working to facilitate connectivity and ensure the openness of its networks, actively promoting human resource development, expanding into new business areas in coordination with its group companies, and making a positive contribution to reducing its burden on the environment. As these policies and programs bear fruit, NTT West will endeavor to share the benefits with its customers, local communities and, through its holding company, its shareholders.

1

NTT West foresees difficult financial conditions in the fiscal year ending March 31, 2016, but will respond flexibly to the changing business environment by prioritizing the following items, as called for by the concepts and strategies outlined above.

1. Voice transmission services

(1) Telephone subscriptions

NTT West will aim to promptly respond to all demands for telephone subscriptions, including the relocation of existing lines, and forecasts that it will have approximately 10.01 million subscriptions by the close of the fiscal year ending March 31, 2016.

Item	Projected number (subscriptions)
Additional installations	(0.77) million
Relocations	1.30 million

(2) Social welfare telephones

As social welfare programs continue to expand and develop, social demand for welfare-oriented telecommunications services has increased. In response to this need, NTT West plans to continue to promote the provision of welfare-oriented products, such as its “Silver Phone series” (“Anshin” (relief), “Meiryo” (clearness), “Hibiki” (sound) and “Fureai” (communication)).

Item	Projected number (units)
Silver Phone
Anshin (relief)	3,000
Meiryo (clearness)	0

(3) Public telephones

NTT West plans to continue to maintain public telephone facilities to ensure public safety and meet the minimum requirements for providing a public means of communication. At the same time, NTT West will review its plan with respect to underutilized public telephones, and will also strive to provide social welfare services by continuing the maintenance of wheelchair-accessible public telephone booths.

2

Item	Projected number (units)
Public telephones	(1,000)

(4) Integrated digital communications services

The total numbers of INS-Net 64 subscriber lines and INS-Net 1500 subscriber lines are projected to be approximately 1.281 million and 9,000, respectively, by the close of the fiscal year ending March 31, 2016.

Item	Projected number (circuits)
INS-Net 64 subscriber lines	(120,000)
INS-Net 1500 subscriber lines	(1,000)

2. Data transmission services

To respond to the increasing demand for broadband services, NTT West will endeavor to expand its fiber-optic access services and provide a wider range of services.

Item	Projected number (contracts)
FLET’S Hikari*	0.20 million

*	Figures for FLET’S Hikari include subscribers to the Hikari Collaboration Model.

3. Leased circuit services

Subscriptions for conventional leased circuits and high-speed digital transmission circuits are projected to total approximately 122,000 and 52,000, respectively, by the close of the fiscal year ending March 31, 2016.

Item	Projected number (circuits)
Conventional leased circuits	(3,000)
High-speed digital transmission circuits	(11,000)

3

4. Telegraph services

NTT West will conduct maintenance of its systems in order to promote the enhancement and operational efficiency of its telegraph services.

5. Improvement and advances in telecommunications facilities

(1) Optical access networks

NTT West plans to actively promote the shift to the use of fiber optics in its access network in response to, among other things, the demand for broadband services.

Item	Projected number (million fiber km)
Optical subscriber cables	1.5

(Coverage rate at the end of the fiscal year ending March 31, 2016 is expected to be 93%.)

(2) Telecommunications network

In its telecommunications network, NTT West will aim to upgrade network services and improve network economy and efficiency, among other things, while working to meet demand for broadband services.

(3) Disaster prevention measures

NTT West expects to take necessary measures in response to disasters. Such measures would include disaster prevention measures to prepare for damage to telecommunications equipment and facilities, securing lines for emergency communications, strengthening its organizational structure for crisis management and restoring systems in the event of large-scale disasters, and supporting information distribution after a disaster.

(4) Underground installation of transmission cables

In order to improve the reliability of communications facilities, ensure safe and pleasant roads and other transit areas, and enhance the appearance of the urban landscape, NTT West will work in coordination with the national and local governments and with other companies in installing transmission cables underground.

(5) Facility maintenance

NTT West will conduct necessary cable maintenance and replacement to provide stable and high-quality services and ensure quality customer services, safe operations, harmonization with the social environment and stabilization of communications systems.

4

NTT West will seek to minimize costs by making full use of existing equipment and facilities in improving and upgrading communications facilities.

6. Promotion of research and development activities

NTT West will promote experimental and research measures and policies for technical areas by focusing on the following four points, in order to create new services that are responsive to the diversified needs of its customers and to develop an economical and eco-friendly network and safe and secure service platform.

(1)	Review and service enhancement of optical Wi-Fi mobile technology for realizing a seamless link between mobile and fixed broadband that can be connected anytime, anywhere, and with anyone or anything.

(2)	Review of video and voice integrated communication technology for providing convenient and high value-added communication, sensor platforms technology, large-scale data analysis platform technology and technology for realizing advanced services.

(3)	Review of technologies for providing safe and secure networks and platforms.

(4)	Realization of large-scale data transfers that are economical and eco-friendly and review of future network technologies that enable advanced and simplified operational services.

The following tables present an overview of the business plan for the above principal services and capital investment plans.

5

Table 1

Principal Services Plan for the Fiscal Year Ending March 31, 2016

Type of service	Plan
Voice transmission services
Telephone subscriptions
Additional installations	(0.77 million) subscriptions
Relocations	1.30 million subscriptions
Social welfare telephones (Silver Phone)	3,000 units
Public telephones	(1,000) units
Integrated digital communications services
INS-Net 64	(120,000) circuits
INS-Net 1500	(1,000) circuits
Data transmission services
FLET’S Hikari*	200,000 contracts
Leased circuit services
Conventional leased circuits	(3,000) circuits
High-speed digital transmission circuits	(1,100) circuits

*	Figures for FLET’S Hikari include subscribers to the Hikari Collaboration Model.

6

Table 2

Capital Investment Plan for the Fiscal Year Ending March 31, 2016

(Billions of yen)

Item	Expected investment
1. Expansion and improvement of services	277	*
(1) Voice transmission	150
(2) Data transmission	21
(3) Leased circuits	105
(4) Telegraph	1
2. Research and development facilities	2
3. Common facilities and others	11
Total	290

*	This figure includes approximately 95 billion yen to be invested in the fiber-optic access network.

7

Attachment 1

(Reference)

Revenues and Expenses Plan for the Fiscal Year Ending March 31, 2016

(Billions of yen)
Item	Amount
Revenues
Operating revenues	1,517
Voice transmission	596
Data transmission	191
Leased circuits	421
Telegraph	14
Others	295
Non-operating revenues	7
Total	1,524
Expenses
Operating expenses	1,472
Operating costs	1,084
Taxes and dues	67
Depreciation	321
Non-operating expenses	14
Total	1,486
Recurring profit	38

8

Attachment 2

(Reference)

Planned Sources and Application of Funds for the Fiscal Year Ending March 31, 2016

(Billions of yen)

Item	Amount
Sources:
Operational:	1,808
Operating revenues	1,801
Non-operating revenues	7
Financial:	185
Proceeds from issuance of long-term loans and bonds	80
Other financial income	105
Estimated consumption tax receipts	121
Balance brought forward from previous fiscal year	90
Total	2,204
Applications:
Operational:	1,472
Operating expenses	1,458
Non-operating expenses	14
Financial:	545
Capital investments	290
Other financial expenses	255
Account settlement expenses	19
Provisional consumption tax payments	93
Balance carried forward to following fiscal year	75
Total	2,204

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<Reference>

Revisions to Business Results Forecasts for the Fiscal Year Ending March 31, 2015

NTT West will revise its business results forecasts for the fiscal year ending March 31, 2015 (the Sixteenth Term) as follows.

<Forecasts for the fiscal year ending March 31, 2015>	(Billions of yen)

	Before revision	After revision	Change
Operating revenues	1,582	1,579	(3)
Operating expenses	1,547	1,544	(3)
Operating income	35	35	0
Recurring profit	28	28	0
Net income	19	19	0

10

Business Operation Plan for the Fiscal Year Ending March 31, 2016

February 27, 2015

Nippon Telegraph and Telephone West Corporation (“NTT West”)

The forward-looking statements and projected figures concerning the future performance of NTT West, its parent company (NTT) and their respective subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT West in light of information currently available to it regarding NTT West, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT West, NTT and their respective subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

Accounting policies used to determine the figures in this presentation are consistent with those used to prepare financial statements in accordance with accounting principles generally accepted in Japan.

*	“FY” in this material indicates the fiscal year ending March 31 of the succeeding year.

Copyright© 2015 Nippon Telegraph and Telephone West Corporation

Measures for the Fiscal Year Ending March 31, 2016

Contribute to the development of local communities by enhancing the ICT usage environment

Promote the creation of new services through collaboration with service providers

Shift to a B2B2C model

(Phased transition from conventional retail sales to Hikari Collaboration in the consumer market)

Make advances in logistical support that will allow service providers to offer seamless services

Strengthen initiatives in the corporate sales segment

Enhance service and product lineups that address the needs of corporate users

Create a safe and secure society

Work to ensure reliable communications facilities that can withstand potential large-scale disasters such as a Nankai Trough earthquake

Develop speedy and accurate operations

Strengthen business base

Pursue extensive cost reductions through ongoing promotion of BPR (Business Process Reengineering)

and reduction in marketing costs

Improve the efficiency of capital investments through the utilization of existing facilities and construction that does not require the dispatch of workers

Strengthen financial position by reducing interest-bearing debt

Copyright© 2015 Nippon Telegraph and Telephone West Corporation

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Service Plan and Capital Investment Plan

Service Plan (net increase)

? ?

FY2014 FY2015

Item Unit forecast* plan Change ?-?

FLET’S Hikari 10,000 40 [±0.0] 20 (20)

subscriptions

Fixed-line telephone 10,000 (110) [±0.0] (90) +20

subscribers

Telephone 10,000 (95) [±0.0] (77) +18

subscriptions subscribers

ISDN 10,000 (15) [±0.0] (13) +2

subscribers

*Figures in brackets [ ] represent the change from the original forecast.

Note 1: Figures for FLET’S Hikari include subscribers to the Hikari Collaboration Model.

Note 2: Figures for ISDN subscriber lines represent the combined total for INS-Net 64 and INS-Net 1500 (one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions).

Capital Investment Plan

? FY2014 ? FY2015

Item Unit

forecast* plan Change ?-?

Capital Investment Billions of yen 320.0 [±0.0] 290.0 (30.0)

Investment in conversion to fiber- Approx. Approx.

Billions of yen [±0.0] (20.0)

optic access network 115.0 95.0

*Figures in brackets [ ] represent the change from the original forecast. Copyright© 2015 Nippon Telegraph and Telephone West Corporation

2

Revenues and Expenses Plan

(Billions of yen)

FY2014 ? ?

Item FY2015 plan Change

revised forecast* ?-?

Operating revenues 1,579.0 [(3.0)] 1,517.0 (62.0)

IP services revenues 685.0 [±0] 680.0 (5.0)

Existing services revenues 730.0 [(3.0)] 672.0 (58.0)

Voice transmission services 473.0 [±0] 429.0 (44.0)

revenues

Supplementary businesses 164.0 [±0] 165.0 +1.0

revenues

Operating expenses 1,544.0 [(3.0)] 1,472.0 (72.0)

Personnel expenses 96.0 [(3.0)] 95.0 (1.0)

General expenses 1,005.0 [±0] 936.0 (69.0)

Depreciation and amortization 443.0 [±0] 441.0 (2.0)

Operating income 35.0 [±0] 45.0 +10.0

Other income (expenses) (7.0) [±0] (7.0) ±0

Recurring profit 28.0 [±0] 38.0 +10.0

*	Figures in brackets [ ] represent the change from the original forecast.

Copyright© 2015 Nippon Telegraph and Telephone West Corporation

3

(Reference)

4

Measures for the Fiscal Year Ending March 31, 2016 (Local Economies)

➢ **Enhance lifestyle convenience and contribute to the vitalization of local economies by achieving a broadband and ubiquitous network environment and offering a wide array of services that utilize the characteristics of "Hikari" technology.**

・Promote the creation of "smart" towns (Smart Hikari Towns) as an approach to building towns in which people can live safely and with peace of mind, and enjoy a convenient lifestyle

Visualization of contributions to local economies via ICT

Electronic Government Administration/ "My Number," etc.

Local government-oriented cloud/outsourcing
Expansion of the availability of "My Number" services

Transportation

Bus location system
On-demand transportation system

Education, Social Welfare and Childcare

Remote healthcare consultation services
Care services for seniors
Shopping support services via Hikari BOX+

Energy

Businesses powered by renewable energy, HEMS, and rechargeable battery installation

Education

ICT applications in classes/
ICT applications in school administration
Solutions for education centers

Telework/ Telecommuting

Virtual Office
Home-based call center



Neighboring municipalities
Local cities
Hospitals
Fire and ambulance services
Administratives institutions
Neighboring municipalities
Neighboring municipalities
Stations
Commercial facilities
Neighboring municipalities
Schools

Disaster Prevention and Reduction

Preparation and sharing of hazard maps
Improvements in methods of disaster prevention information transmission
Digitalization of fire rescue radio systems

Agriculture and Forestry

Improved efficiency due to the use of sensor networks

Wi-Fi

Application of Wi-Fi in shopping malls and throughout entire towns

Broadband Platforms

Provision of broadband services by IRU/contribution payment scheme

Copyright© 2015 Nippon Telegraph and Telephone West Corporation
5

Measures for the Fiscal Year Ending March 31, 2016 (Consumer Business Segment)

Promote the use of Hikari services by steering away from competition with other carriers and instead creating new services in collaboration with new players.

Promote cooperation with service providers

Implement organizational adjustments to expand full-scale “Hikari Collaboration” Develop speedy service to meet the demands of service providers

Potential Areas in which NTT West Division of Roles with Service Providers Could Begin Offering Services

Sales?Orders services Order Receipt Services of Receipt of Orders

Service Providers provision Notice of Contract

Construction of “Notice of Line Openings” through Line Openings NTT West Shipping Services sales

From Billing?Collection

Billing Agency Services Respond to Service Providers support Inquiries sales

- After Troubleshooting NTT West Repair Services

Copyright© 2015 Nippon Telegraph and Telephone West Corporation

6

Measures for the Fiscal Year Ending March 31, 2016 (Corporate Sales Segment)

Strengthen initiatives in the corporate sales segment in order to reach our target of 600.0 billion yen in corporate market sales

Corporate Market Key Measures Sales

? Enhancement of service lineups

Accelerate pace of customer pitch cycle by 600.0 billion packaging/bundling our services yen

Enhance one-stop support menu for general office

590.0 billion environment yen

Strengthen collaboration with alliance partners

Increase network revenues through collaboration with outside partners Support the business expansion of alliance partners

Flexible sales structure

Establish sales system by industry sector

FY2014 FY2015

Product Lineups

Data centers Cloud Smart Hikari Town

Smart Hikari Business Wi-Fi

Business Ether Wide Network FLET’S VPN Wide Optical IP telephony FLET’S Hikari Light

Business phones Devices/ Security products

Support

One-stop support

Copyright© 2015 Nippon Telegraph and Telephone West Corporation

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Measures for the Fiscal Year Ending March 31, 2016 (Disaster Countermeasures)

We implemented a three-year plan (FY2012-2014) in preparation for a major disaster such as the predicted major earthquake along the Nankai Trough, and we will further enhance the reliability of our business and strengthen its operational structure by implementing additional measures associated with the ongoing reevaluations of the hazard map.

Exchange Subscriber conduit

Relay Network

office Exchange

Bridge office Interior Transmission/ equipment etc. Prevention Disaster Hub

Conduit Line Power Conduit Line

assets plan) Cable Tunnel Cable Tunnel

River Cable tunnel

“hard” prevention Lines (Relay Networks) Points (Communications Bldgs/Power System) Surfaces (Access Facilities)

Preparations for

Prevention Preparations to Prevent Communications Disruptions Quick Restoration

strengthening disaster Measures Improve Quality of Relay Network Improve Water Resistance of Damage

year Disaster Routes Exchange Offices

on— Quick Restoration via Underground

5	billion yen 2 billion yen 3 billion yen

Focus (Three Total Investment 10 billion yen

Implement joint practical training with relevant local governments and other authorities to ensure prompt restoration of services

enhance assets ? Improve systems and pre-deployment of restoration supplies (such as materials, fuel and vehicles) in

(Future) preparation for frequently occurring natural disasters

Further “soft” ? Shorten restoration times and provide prompt and accurate information to customers by quickly assessing disaster information

Copyright© 2015 Nippon Telegraph and Telephone West Corporation

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